--------------------------------------------------------------------------------
                             FORM N-6, ITEM 26(q)
                            REDEEMABILTIY EXEMPTION
--------------------------------------------------------------------------------



                   AMERICAN UNITED LIFE INSURANCE COMPANY(R)
                DESCRIPTION OF TRANSFER AND REDEMPTION PROCEDURES


This  document  sets  forth,  as  required  by  Rule   63-3(T)(b)(12)(ii),   the
administrative procedures that will be followed by American United Life Insurance Company(R) ("AUL") in connection with the issuance of its Flexible Premium Adjustable Variable Life Insurance policy (the "Policy"), the transfer of assets held thereunder, and the redemption by Policy Owners of their interests in said Policies.

                       TRANSFER AND REDEMPTION PROCEDURES

I.     PURCHASE AND RELATED TRANSACTIONS

       A.     PREMIUM SCHEDULES AND UNDERWRITING STANDARDS

              This Policy is a flexible premium policy. During the Guarantee Period, if the Minimum Required Premium for the Guarantee Period is made, the Policy will remain in force. Initial premiums for the Policies will not be the same for all Policy Owners as the amount of the minimum initial premium is based upon the Insured's Age, premium class and the Initial Face Amount of the Policy. The policy permits the Policy Owner to choose from two Death Benefit options, option 1 (A level Death Benefit) and option 2 (A Death Benefit that fluctuates with the Account Value). The Policies will be offered and sold pursuant to established underwriting standards and in accordance with state insurance laws, which prohibit unfair discrimination among Policy Owners, but recognize that premiums must be based upon factors such as age, health or occupation.

       B.     APPLICATION AND INITIAL PREMIUM PROCESSING

              Upon receipt of a completed application, AUL will follow certain insurance underwriting (i.e., evaluation of risks) procedures designed to determine whether the applicant is insurable. This process may involve such verification procedures as medical examinations and may require that further information be provided by the proposed Insured before a determination can be made. A policy will not be issued and consequently a Policy Issue Date established, until this underwriting procedure has been completed.

              If an initial premium is submitted with the Policy application, insurance coverage will begin immediately if the proposed Insured is insurable at a standard rate under a conditional receipt agreement. Otherwise, insurance coverage will not begin until the Policy's Issue date.

              If a premium is not paid with the application, insurance coverage will begin and the Policy will be effective on the later of the Policy Issue Date or the date the initial premium is received.

       C.     PREMIUM ALLOCATION

              In the application for a Policy, the Policy Owner can allocate the initial premium among the Fixed Account and Investment Accounts. AUL will generally allocate all net premiums to our general account. At a later date, the value of the Policy Owner's interest in the General Account will be allocated to the Fixed Account and the Investment Accounts in accordance with the Policy Owner's instructions in the application for insurance. An allocation to the Fixed Account or Investment Accounts must be at least 1% in whole percentages.

       D.     POLICY LOANS

              A Policy Owner may obtain a cash loan from AUL, which is secured by the Policy, any time after the "Right to Examine" period while the policy is not in the grace period. The maximum amount of a new loan is:
              1.    90% of the Account Value; less
              2.    any loan interest due on the next Policy Anniversary; less
              3.    any applicable Surrender Charges; less
              4.    any existing loans and accrued loan interest.

              The amount of each loan will be transferred on a pro rata basis from each of the Investment Accounts and the Fixed Account (unless the Policy Owner specifies otherwise) to the Loan Account. The Loan Account is a mechanism used to ensure that any outstanding loans and loan interest remains fully secured by the policy values.

              LOAN INTEREST

              Interest will accrue daily on the indebtedness at the Policy Loan Interest Rate indicated in the Policy . Interest is due on each Policy Anniversary.

              CREDITED INTEREST

              During the first ten Policy Years, any amounts in the Loan Account will be credited with interest at a rate equal to the Policy Loan Rate, minus 2%, but never less than 4%. For Policy Years 11 and beyond, the Loan Account will be credited with interest at a rate equal to the Policy Loan Rate, minus 1%, but never less than 4%.

              LOAN REPAYMENTS

              If loan interest is not paid when it is due, AUL will make a transfer from the Investment Accounts and the Fixed Account into the Loan Account as collateral for the interest due. The amount transferred is the amount by which the interest due exceeds the interest which has been credited on the Loan Account. The transfer is made from each account in proportion to the amount in the account.

              A loan may be paid in full or in part at any time while this policy is in force and the Insured is alive. When a loan repayment is made, the amount of the Loan Account equivalent to the amount of loan repayment is transferred to the Investment Accounts and the Fixed Account based on the current premium allocation.

              TERMINATION DUE TO EXCESSIVE INDEBTEDNESS

              A loan may affect the length of time the Policy remains in force. The Policy will lapse when Net Cash Value is insufficient to cover the monthly deduction against the Policy and the minimum payment required is not made during the 61 day grace period.

              EFFECT OF LOANS ON ACCOUNT VALUE

              A loan, whether or not repaid, will have a permanent effect on the Death Benefit and Policy values because the investment results of the Investment Accounts of the Separate Account and current interest rates credited on Account Value in the Fixed Account will apply only to the non-loaned portion of the Account Value. The longer the loan is outstanding, the greater the effect is likely to be. Depending on the investment results of the Investment Accounts while the loan is outstanding, the effect could be favorable or unfavorable. Policy loans may increase the potential for lapse if investment results of the Investment Accounts are less than anticipated. Also, loans could, particularly if not repaid, make it more likely than otherwise for a Policy to terminate.

II.    TRANSFER AMONG INVESTMENT DIVISIONS

       The Separate Account currently has 16 Investment Accounts, each of which invests in shares of an open-end diversified management investment company registered with the SEC and a Fixed Account. At any time after the "Right to Examine" period, the Policy Owner may transfer value among the Investment Accounts and the Fixed Account. AUL reserves the right to limit the size of transfers, remaining balances, and to limit the number and frequency of transfers.

       A transfer between the Loan Accounts and the Investment Accounts or the Fixed Account incident to the repayment or making of a loan under the Policy will not be considered a transfer. A transfer from the general account at the end of the Right to Examine Period or a transfer arising because of a substitution of securities by AUL will also not be considered a transfer. Currently transfers through the Portfolio
       Rebalancing Program, or Dollar Cost Averaging Program will not count against the limited number of transfers.


III.   "REDEMPTION" PROCEDURES: SURRENDER AND RELATED TRANSACTIONS

       A.     SURRENDER FOR NET CASH VALUE

              At any time after the end of the Right to Examine period, you may surrender part of this policy for cash by Proper Notice to us. The minimum amount of any Partial Surrender is shown in the Policy. The amount surrendered is deducted from the Account Value, and therefore also reduces the Cash Value. The deduction will be made from the Investment Accounts and the Fixed Account in proportion to the amounts in each account, unless specific accounts are requested.
                                       5

              Under Death Benefit Option 1, the Face Amount will be reduced by the amount surrendered. The remaining Face Amount must be at least equal to the minimum Face Amount shown on the Policy Data Page.

              At any time after the Right to Examine Period and while the Policy is in force, the Policy Owner may completely surrender the Policy by submitting Proper Notice to us. The surrender payment from the Investment Accounts will generally be made within seven days after AUL receives Proper Notice, unless payment is postponed pursuant to the relevant provision of the Investment Company Act of 1940. The surrender payment from the Fixed Account may be postponed up to six months under state law. The surrender payment will equal the Policy Owner's Net Cash Value.

       B.     BENEFIT CLAIMS

              As long as the Policy remains in force, AUL will generally pay the Death Proceeds to the named Beneficiary within seven days after receipt of due proof of death of the Insured unless the Policy is contested. Payment of the Death Proceeds may be postponed as permitted pursuant to the relevant provisions of the Investment Company Act of 1940 and up to six months if the Account Values were in the Fixed Account.

              The Death Benefit Proceeds equal the Death Benefit in force as of the end of the Valuation Period during which death occurs less all outstanding loans and loan interest plus any benefits provided by rider payable at Insured's death.

              If the Insured dies during the grace period, the proceeds paid on death will be equal to the Death Benefit immediately prior to the start of the grace period, plus any benefits provided by the rider, less any outstanding loans and loan interest and less overdue Monthly Deductions as of the date of death.

              In lieu of payment of the death proceeds in a single sum, an election may be made to apply all or a portion of the proceeds under one of the settlement options described in the Policy or the election may be made by the Policy Owner during the Insured's lifetime. The Beneficiary may make or change an election of settlement option unless the Policy Owner has made an irrevocable election.

              The following changes may be made to this policy, as long as the policy is not in the grace period. AUL reserves the right, however, to not accept any change which might disqualify this policy as life insurance under federal tax law.

              Increase the Face Amount of Insurance

              An increase of the Face Amount may be requested at any time after the date specified on the Policy Data Page, by providing a proper written application and satisfactory evidence of insurability. The amount of the increase must be at least equal to the minimum amount shown in the Policy, and is subject to AUL's underwriting limits. The increase in Face Amount will generate its own Surrender Charge schedule. If the policy is within the Guarantee Period, the Required Premium will increase.

              The effective date of the increase will be the Monthiversary date following the approval of the increase.

              Decrease the Face Amount of Insurance
              A decrease of the Face Amount may be requested by Proper Notice at any time after the date specified in the Policy. The minimum amount of any decrease is shown in the Policy. A decrease may not be made which reduces the Face Amount of the policy below the minimum amount shown in the Policy.

              A decrease of the Face Amount will be effective on the Monthiversary following receipt of Proper Notice. If there have been any increases to the policy, the decrease will first be applied to reduce those increases, starting with the most recent increase. The decrease will not cause a decrease in either the Required Premium for the Guarantee Period or the Surrender Charges.

       C.     POLICY LAPSATION

              Grace Period: Unless the Continuation of Insurance Guarantee applies, the grace period begins on the Monthiversary when the Net Cash Value is less than the Monthly Deduction. This policy goes into default at the start of the grace period. The grace period is a 61 day period to make a premium payment sufficient to prevent lapse. AUL will send written notice of the length of the grace period and the amount of premium due. The amount of premium due is the amount which is required to keep the policy in force during the grace period. This notice will be sent to your last known address. If the premium due is not paid within the grace period, all insurance stops and the policy terminates without value.

             Continuation of Insurance  Guarantee:  During the Guarantee Period
              shown in the Policy, the policy will remain in force and will not begin the grace period if on each Monthiversary, the sum of the premiums paid to date, less any Partial Surrenders, any outstanding loans and loan interest, equals or exceeds the Required Premium for the Guarantee Period multiplied by the number of policy months since the Contract Date. If this test is failed on any Monthiversary, the Continuation of Insurance Guarantee terminates. The guarantee will not be reinstated.

              The Required Premium for the Guarantee period is shown in the Policy. If changes are made to the policy within the Guarantee Period, the Required Premium for subsequent months may change. We will send you notice of the new Required Premium.

       D.     REINSTATEMENT

              You may reinstate this policy by Proper Notice to us within 5 years of the date the policy terminated if:
                        1. the policy had not been  surrendered for its Net Cash
                           Value; and

                        2. satisfactory  evidence of insurability is provided to
                           AUL; and

                        3.payment  is made of  sufficient  premium to cover past
                          due monthly deductions during the grace period and to keep this policy in force for three months; and

                        4. interest on any loan amount  which is  reinstated  is
                           paid at the annual rate applicable to policy loans during the period of lapse, from the date insurance stopped.

              The effective date of the reinstatement is the next Monthiversary following approval of the reinstatement.

       E.     POLICY LOANS

               See "Purchase and Related Transactions," Section I.D. on page 3 of this Exhibit.